November 30, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (816) 435-8630

Thomas A. McDonnell
Chief Executive Officer
DST Systems, Inc.
333 West 11th Street
Kansas City, Missouri 64105

      Re: **DST Systems, Inc.**
              Definitive 14A
              Filed March 15, 2007
              File No. 001-14036

Dear McDonnell:

      We have reviewed your response letter dated October 22, 2007 and have the following comments. Please respond to our comments by December 14, 2007 or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

1. We reissue comment 6 of our August 21, 2007 letter. Please revise your supplemental analysis to explain how disclosure of each specific target would result in competitive harm to you.

2. We note your response to comment 7 of our August 21, 2007 letter. However, we reissue this comment. In future filings, please disclose to explain why you decided to structure payments a particular way.

    Please contact me at (202) 551-3729 with any questions.

                                        Sincerely,

                                        Craig Slivka
                                        Attorney Advisor